Mail Stop 6010   February 21, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

      Re: **Flagstone Reinsurance Holdings Limited**
           Amendment No. 4 to Registration Statement on Form S-1
           Filed February 14, 2006
           File No. 333-138182

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please revise your summary on page 6 to disclose that LB I is an affiliate of Lehman Brothers, an underwriter to this offering.

2. Please revise your summary on page 7 to disclose the percentage of your total net premiums that are derived from Florida-specific programs.

Risk Factors, page 12

Some of our related parties have continuing agreements and business relationships with us . . . ., page 20

3. Please update the first bullet to also include disclosure related to the Mont Fort ILW 2 Cell.

Business, page 71

Mont Fort, page 88

4. Please update this section to provide a complete description of the Mont Fort ILW 2 Cell transaction with LB I.

Compensation, page 105

Director Compensation, page 119

5. We note your response to our oral comment issued on January 5, 2007 and reissue that comment. The Instruction to Item 402(k)(2)(iii) requires disclosure of the aggregate number of stock awards outstanding for each director. Please revise the footnotes to the director compensation table accordingly.

Certain Relationships and Related Transactions, page 123

6. Please update this section on page 124 to describe the Mont Fort ILW 2 Cell transaction with LB I.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert A. McTamaney, Esq.
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005